

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 8, 2017

Matthew Calkins
Chief Executive Officer and Chairman
Appian Corp.
11955 Democracy Drive, Suite 1700
Reston, VA 20190

> **Re: Appian Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 31, 2017**
> **CIK No. 0001441683**

Dear Mr. Calkins:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information
Technologies and Services

cc: Nicole Brookshire, Esq.
    Cooley LLP